

Business Plan
August 2020



Company Background

Phat Scooters® was founded in the spring of 2017 by friends Dan Hankins, Beau Ralphs, and Peter Johnson. Created to solve a problem for a few friends who needed short-haul neighborhood transportation around the Arcadia and Scottsdale (Arizona) entertainment districts, Phat Scooters® shipped its first products in early summer that same year and quickly became a regional, then national, sensation.

Referred to as the Mercedes-Benz of electric scooters, Phat Scooters® has quickly grown from obscurity to become the leader in the Under 20 Miles Per Hour Electric Vehicle (EV) industry. NFL, MLB, and NHL teams; chart topping musicians; elite PGA golfers; top global brands; and Hollywood royalty are all avid fans and buyers of the product.

What started as an idea among friends has quickly developed to embrace consumers of all ages and influence. Phat Scooters® is now more than just a way around the neighborhood; it has expanded to serve the golfing, tour, and rental industries as well. Phat Scooters® has already forged innovative transportation and we're just getting started.



Summary

Phat Scooters® is a Tempe-based manufacturer of all-electric Under 20 Miles Per Hour vehicles and scooters used by Consumers, Golf Courses and Resorts, Tour Groups, Brands and Delivery Organizations for fast, easy transportation that traverses urban and bedroom communities outside the traditional roadways. By utilizing bike lanes, sidewalks, and urban trail infrastructure, Phat Scooters® products reduce congestion and emissions, shorten commute times, lessen time on the golf course, and open users to the discovery of new paths.

Today, Phat Scooters® (www.phatscooters.com) is on the verge of evolving into a full-scale electric transportation company with Intellectual Property (IP), its own manufacturing capabilities, a Golf Division focused on changing the way the game is played, and the establishment of a completely new delivery vehicle category. Notably, with future capital infusions we will acquire strategic ownership interest in a revolutionary battery technology that has the potential to change the landscape of battery manufacturing and sustainability for generations.

Phat is raising capital to build its own manufacturing supply chain and setup to safeguard its IP and protect itself from competitors and maintain better inventory levels to keep pace with increasing product demand.

The New Transportation Normal

In 2019 the transportation industry was in the midst of the most sweeping change since Henry Ford introduced the horseless carriage. Companies like Uber, Lyft, Bird, and Lime had all created billion-dollar brands by changing the landscape of transportation. Yet, the recent pandemic has put all those ideas of shared spaces, places and things in a category of dangerous activities.

Phat Scooters® has always provided a different approach to the transportation market. Personally owned, high quality, reliable transportation methods that fill the gaps that cars, trucks and bicycles can't. From our single rider golf carts, to our long range ebike delivery scooters, to completely custom "works of art on wheels". Phat Scooters business continues to grow when other fail and our doubling of sales since the pandemic hit has proven our model pandemic proof.

The future of low speed, short haul transportation isn't the brands you heard about last year, those guys are dead. The future is Phat.

Current State of the Company

In 2019 our greatest challenge was obtaining and maintaining control over our supply chain to meet the demand. Anticipating 300% growth in 2020 we expanded our sales and production team and moved forward with a large inventory purchase, placing deposits on more than 1,000 scooters that arrived in Q1 2020 to set us up to overcome the challenges of 2019 and to set up our new sales team for success.

Fortunately, we have exceeded our expectations and growth is stronger and faster than even our most aggressive models predicted, thus creating inventory and supply chain problems that once overcome will allow us to continue our hockey stick growth trajectory.

Growth Challenges

At just three years in business we now find ourselves looking for a new facility to accommodate growth. This facility will be our fourth move in two years. We've grown incrementally from 2,000 square feet to our recent expansion to 31,000 square feet (by taking other suites in our complex), and we now are moving into a 48,000 square feet and higher ceilings in order to truly address the market and maintain inventory levels that can keep us from constantly being in a back-order situation. 2019 revealed to us that our current approach can no longer scale, as we operated six months of 2019 with core products not being available and two months of the year with no inventory at all, because sales exceeded expectations and we were strapped by our Chinese partner who was unable to prioritize our orders to meet our demand.

Part of the 2020/21 approach is moving production out of China and gaining full control of our supply chain and production. We have started identifying suppliers, classified nearly all component sources, made deposits for our motor, motor controller, and our new scooter dashboard, and next year intend to make an equity investment into our future battery technology.

We anticipate being fully self-sufficient with our own production (at least assembly and 50% of materials) in North America in early 2021.

Our Focus

Although our focus for much of the next 18 months will be on controlling our destiny by building out our manufacturing facility and expanding our IP portfolio, we will be subsequently ramping up sales with an expectation (already becoming a reality) of more than tripling of revenue in 2020 and at least 50% sustained growth thereafter. This Capital infusion coupled with increasing revenues and additional equity investments as needed, will allow us to continue to expand our offerings and team, address new opportunities, and become pioneers in the emerging transportation revolution.

The Market

The Golf Industry

[The Golf industry is in trouble](). According to data from industry research firm IBISWorld, from 2011 to 2016, golf course revenue grew by little more than 1% annually. Currently, more courses are closing than opening, and according to the National Golf Federation, just 23.8 million people played at least one round of golf in 2016, down from 30 million in 2005. Participation by players aged 18 to 34 has plummeted by 30% over the last two decades.

The main reasons are cost and time and the pandemic just added additional equipment costs to courses for the unforeseen future.

Golf has never been an inexpensive sport and it always takes longer than you think. Additionally, as the older golfing population phases out, millennials are less inclined to view the golf course as a place to leisurely conduct business.

With COVID 19 and social distancing almost overnight golf carts have become a terrible investment. Single rider is the mandated way to play and golf carts are large, expensive and now not able to accommodate multiple players. For a fraction of the cost Phat Scooters provides a solution and a new way to generate revenue (courses charge on average $20 to use a scooter).

Phat Scooters® is a real solution to revitalize the golf industry, revolutionizing the way the game is played through a single-rider scooter that allows players a pace of play never before seen on the course. Regular reports of rounds being played in under two and a half hours are common, and course pros have told us stories of rounds breaking the two-hour mark when played on a Phat Scooter and three hour rounds are the norm on a Phat Scooter. Compare that to the 4.5 hours that the average round takes and Phat Scooters riders can play the game in half the time with twice the fun.

Phat Scooters provides courses:

- Up to 40% more tee times as the pace of play is improved
- Younger demographics interested in play
- Older players able to get in more rounds, as they can now do two rounds in the same time as one previously
- New upcharge revenue to courses (average scooter charge is $20 per round!)
- Less impact on the course
- Half the cost of a golf cart
- A "cool" factor to a sport that needs to adapt to a changing world.

Organically Phat Scooters® has sold more than 1,000 units to over 100 courses all across the US in the last two years.

Phat Scooters golf strategy for 2020 and 2021 revolves around the incredibly high demand coming from private gate golf/lifestyle communities. This demand coupled with Phat's built in social distancing will continue to make golf a large part of our business going forward.

In 2020 we have secured strategic partnerships with DMB, Blue Star, Troon and Discovery Land Properties these relationships give us exclusive access to sales events in more than 600 communities with nearly 200 of those being luxury home communities with homes ranging from $1.5M to $100M.

A prime example of this model in action is Pine Canyon in Flagstaff AZ (a Troon property). The property owns 8 golf units and 8 Phatty's for club and guest use and has more than 100 units owned by members in the community.

Repeating this model is our objective.



The Delivery Dilemma

30% of revenue that is what small restaurants pay the delivery companies like Uber Eats, Postmates, and Door Dash and restaurants in this environment just can't afford it. Taking control of their own delivery is the only way to protect their margins and survive in this environment.

Launching in March 2020 our Phleet Delivery ebike didn't make the splash we had hoped with bigger delivery companies in utilizing this new technology to avoid traffic in urban spaces – but small mom and pops called it a lifesaver. Keeping them going during the shutdown and making a name for Phat in the delivery realm and in the end the big boys are taking notice.

Forthcoming meetings with large delivery companies are being setup and small mom and pops are now able take control of their costs and deliver themselves.



We expect 2020 sales will be slow with the pandemic but will pick up going into 2021.

Commercial Sales

Commercial sales have always been brisk.

Liquor and Beer Distributors' text-to-win campaigns, sales incentives, and events scooters—
Phat has done considerable business in this market with no strategic focus on it to date. From
local microbrewers to major players like Miller Lite, Kona Brewing, Four Peaks, Casamigos,
Glennfiddich, Tito's, Truly, Uncle Ed's Vodka, Grey Goose, and Jefferson's Ocean, the list of
regional distributors who are buying two to thirty scooters at a time as promotional items is
long.

Although we saw a temporary pause in purchasing in March and April – May saw more than
$200k in orders from brands looking to make a splash!



Rentals and Tours

Ingress into this market spans from resort rentals and guest amenities, to bike rental shops that realize many people are not able to ride a bike or Segway, to guided city tours in Austin, Texas and Southern California. The ease in operation and the stability of Phat Scooters have made them a perfect solution for the rental and tour industry. We currently have more than 100 scooters in the market operating in this capacity, again with no dedicated sales effort whatsoever.



Travel will be muted in 2020 so we don't expect a huge influx in sales (although we recently received a $80K order from a rental company). But this gives us time to refine the Direct Rental Model.

Direct Rental

Prior to the pandemic, Phat had started taking in trades on used scooters from our previous customers, creating a small but growing market of used, refurbished scooters. We intend to create a fleet of these scooters and enter the rental market in early 2021, with shipping containers converted into mobile rental shops that can be dropped for events or in prime seasons, and managed with just a single employee. Similar to the model below, these containers would include solar power, turbines to generate electricity, a bank of batteries, and would utilize our proprietary charging technology to keep units charged and ready for rental.



Intellectual Property

Although the base scooters are current manufactured in China, many of our accessories are made here in Tempe, Arizona, and designed by our R&D and engineering teams.

Patent applications are in process for the following items with more to come each month:

Name	Released	Patent Type
Golf Bag Carrier V2	11/19/2019	Design
Caddie Carrier	12/6/2019	Design/Utility
Beverage Box	12/19/2019	Design/Utility
Hidden Cupholder Connector	11/26/2019	Utility
Tow Behind Beverage Cart	In Design	Design
Tow Behind Hitch Mechanism	In Design	Utility

In addition to the accessory innovations for the under-20 MPH market segment, we have and will continue to develop and invest in our own Intellectual Property around the EV segment.

Currently, we are unable to share our innovations with our Chinese assembler for fear they will share this information with other manufacturers or build competitive products. Once we control the production, we will be adding into the scooter our proprietary innovations including our:

- Motor controller (design completed) that manages power consumption, torque, and diagnostics for the vehicle and shares this information with us in real time via wi-fi, Bluetooth, or LTE service. In addition to the performance and service of the vehicle, this new controller also manages charge cycles, measures the position of the scooter, and records and notifies the owner and our warranty department of any tip over or collisions. This controller also allows the user to unlock upgrade features. For instance, it is our intent to move to a single larger-amperage battery when we control production. Units will come standard with a 30-mile range, and other range extensions can be unlocked via the Phat Scooters app. The same applies to custom torque configurations and additional features like fast charging or trickle charging for maintenance. These can either be subscription features or unlockables.
- The battery innovation we are creating through a 2021 investment with Grafite Logic—included longer range, faster charging, more charge cycles and that investment is not just for Phat Scooters but will be licensable technology to any battery manufacturer.
- Our new headlight and dashboard (design complete, prototypes to be ordered). This new dashboard includes a 4.5-inch screen powered by Android that allows us to integrate to GPS, Golf, Music, and Tour apps. This setup will also eliminate keys, and possibly integrate with Unikey technology to allow the owner to issue temporary and limited function keys to control speed, limit range, and create GPS fences. These features would allow parents, rental shops, etc. to allow limited use in an area or with a specific user.



- Phat Smart Charger (prototypes are available and being tested)– a patentable device that communicates directly with the scooters and determine the optimal charge sequence to charge all units as quickly as possible, this device also allows the user to remotely check battery status, charge their scooter fleet of scooters from their smart phone.

Key Leaders and Executives



Peter Johnson / CEO & CO-FOUNDER
Peter is an established entrepreneur and proven leader with a successful history of developing and launching Eco-friendly products and businesses. Peter's extensive background consists of 15-plus years of product production, design and sales. Previous President of Eco Aluminum Pallets and current President of KloudBlu Technology Solutions.



Beau Ralphs / CO-FOUNDER
Beau is a proven entrepreneur and inventor with a successful track record of bringing innovative and environmentally sound products and brands to market. With more than 15 years of experience in product design and manufacturing, Beau is currently serving as President of Noid Tech, LLC as well as President of Premier Copper Products, LLC.



Derrick Mains / PRESIDENT
Derrick is a gifted serial entrepreneur and experienced Executive with extensive knowledge of growing and scaling businesses towards profitability and exit. Derrick has worked with more than 140 companies, including two Fortune 5, over his consulting and executive career. Derrick is also the Founder of Playbook Systems, a Management Operating philosophy specifically designed to help organizations that are in their growth phase and he is the author of The Frontline Managers Playbook, AMP Your Outcome, and The Lean Managers Playbook.



Erik Dorr / VP CORPORATE SALES
Erik is a senior-level sales and marketing executive with a proven track record in strategic business planning, relationships and multi-function sales execution. His career has centered around hospitality and finding solutions for hotels, resorts, golf clubs, and casinos around the globe. He has represented some the best hospitality technology providers in the industry such as Infor, Kronos, Amadeus Delphi/Daylight, Intelity, and I-Sites.



Rick Johnson / COO
Rick has spent over 30 years in the fabrication and production of high-end products. He has established and organized 6 production facilities while hiring and managing over 700 employees over the span of these 6 facilities averaging 25 to 50 employees at any given time. Rick maintains the highest standards for organization and production optimization.



Steve Parker / CFO
Steven J. Parker MS [Tax] CPA has nearly 40 years of experience serving small business and entrepreneurs, from the conception and early planning stages through maturity and exit strategies. His mentoring of small businesses began early when he was recruited to a national consulting firm where he worked with many visionary and extremely successful executives and entrepreneurs. In this role he assisted startups and grow-stage businesses with business plans, projections, software selection, and managing by the numbers.

Funding Needs

Phat Scooters has reached its hockey stick moment. Orders have exploded in the last 60 days and are trending to exceed even our most aggressive projections**.**



Phat Scooters is seeking $2.5M in Convertible Notes in 2020 to be used to solve the inventory dilemma and start the move of production to North America. Later this year we will being seeking a larger round ($5.5M for early 2021) to ramp up production and make strategic equity investments in our supply chain.

Our forecast is strong, and we are on the trajectory to beat our predictions.


FIVE YEAR REVENUE FORECAST
WITH $8M CAPITAL INFUSION
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
$1,000,000
$2,100,000
$2,850,000
$7,435,500
$14,000,000
$26,300,000
$38,300,000
$53,400,000
2017
2018
2019
2020
2021
2022
2023
2024

Forward-Looking Statements

Certain information set forth in this presentation contains “forward-looking information”, including “future-oriented financial information” and “financial outlook”, under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company’s business, projects, and joint ventures; (iv) execution of the Company’s vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company’s projects; (vi) completion of the Company’s projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company’s current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

ESTIMATED USE OF PROCEEDS

$2.5 MILLION RAISE

INVENTORY

$650k for inventory (HD/Sport) in process

$100k for the new sidecar inventory

$800k in initial inventories of parts for US assembly

IP

$75k to Linear Labs to finish our new motor

$75k to L1 Technologies to finish new LCD and

$50k in patent protection costs

$25k to complete our motor controller

$50k to build a mobile app/keyless start

$50k for a new website to increase conversion

CAP EX

$625k in machinery/deposits/build out to setup Phoenix manufacturing